SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                         Commission File Number 0-11685

(Check one):

(x) Form 10-K   ( ) Form 11-K  ( ) Form 20-F    ( ) Form 10-Q   ( ) Form N-SAR

For period ended: December 31, 1998

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Radyne ComStream Inc.
Full name of registrant

Former name if applicable

     Radyne Corp.

Address of principal executive office (Street and Number)
     3138 East Elwood Street
     Phoenix, Arizona 85034
     City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report,  semi-annual  report,  transition report on
 [X] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant closed a major business acquisition late in the reporting period. Its relatively small finance department staff, which has been affected by a change in independent auditors and personnel changes in the finance function of the acquired company, requires additional time to finalize the accounting for the acquisition and for the short period elapsing between the acquisition closing and year end and to obtain the necessary consents of independent auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  John B. Wade, III               (212)       415-9200
                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  (x) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  (x) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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As a result of the  Registrant's  October  15,  1998  acquisition  of  ComStream
Holdings, Inc., the Registrant expects to report an increase in net sales of approximately $7,700,000, an increase in cost of sales of approximately $7,800,000, an increase in operating expenses (including restructuring costs and the write-off of purchased in-process research and development) of approximately $11,500,000 and an increase in net loss of approximately $12,400,000.

                              RADYNE COMSTREAM INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 1999                     By: /s/ Robert C. Fitting
                                               ---------------------------------
                                           Chief Executive Officer and President